UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

INTEL CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	000-06217	94-1672743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Mission College Boulevard, Santa Clara, California	95054-1549
(Address of principal executive offices)	(Zip code)

Cary I. Klafter	(408) 765-8080
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

   √               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Intel Corporation (“Intel” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.

Company Overview

We design and manufacture advanced integrated digital technology platforms. A platform consists of a microprocessor and chipset, and may be enhanced by additional hardware, software, and services. We sell these platforms primarily to original equipment manufacturers (“OEMs”), original design manufacturers (“ODMs”), and industrial and communications equipment manufacturers in the computing and communications industries. Our platforms are used in a wide range of computing applications, such as notebooks (including Ultrabook™ devices and 2 in 1 systems), desktops, servers, tablets, smartphones, automobile infotainment systems, automated factory systems, and medical devices. We also develop and sell software and services primarily focused on security and technology integration.

Overview of Intel’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them.  We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that many of our hardware products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products. Conflict minerals are obtained from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries. We believe that it is important for us and other companies to support responsible in-region mineral sourcing from the Covered Countries in order to not negatively affect the economies of such countries.

For over five years, we have worked extensively to help put processes and systems in place for our company and others to manufacture products that are DRC conflict free. We have co-chaired industry working groups, recognizing that broad collaborative efforts are needed to solve this complex problem. In addition to working with others in the electronics industry, we have worked on initiatives with other industries that use necessary conflict minerals (e.g., jewelry, automotive, medical instrumentation, and others) to help create “conflict free” supply chains. We have been recognized as a leader for our work in support of conflict free supply chains and products and believe we were the first electronics company to publish goals related to manufacturing DRC conflict free products.

Below is a summary of some of our milestones, accomplishments and current efforts regarding conflict minerals:
●
In 2008, we established the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Extractives Working Group and co-chaired this working group through 2013. At Intel, an internal team was established with the goal of establishing conflict free supply chains.

●
In 2009, we engaged with the non-governmental organization “The Enough Project” to consider steps to be taken to establish a conflict free supply chain. As part of the initial efforts of the Intel team, we conducted our first conflict minerals supply chain survey and undertook our first smelter visit that year.

●
Since 2009, we visited over 85 smelters and refiners in 21 countries with the goal of providing education on conflict minerals, collecting country of origin and chain of custody information regarding the necessary conflict minerals in our supply chain, and encouraging participation in the Conflict-Free Smelter Program (“CFSP”), an initiative organized by the EICC and GeSI.

●	In 2010, we first visited the DRC to conduct on-the-ground reviews of the conflict minerals trade in the region. Our second visit to the DRC took place in 2013.
●	In 2010, we developed the first version of our conflict minerals sourcing policy, entitled “Socially Responsible Sourcing Statement”.
●
In 2010 and 2011, under our leadership and with the collaboration of EICC and GeSI member companies and other industry groups, the Conflict-Free Smelter Program released the audit protocols for tantalum, tin, tungsten and gold smelters.

●
In 2011, we supported in-region mining efforts by participating in the “Solutions for Hope” pilot to obtain tantalum from conflict free sources in the DRC and in the Public-Private Alliance for Responsible Minerals Trade.

●	In 2012, we demonstrated our commitment to continuing action by signing a multi-stakeholder statement called the “Challenge to the Conflict Mineral Rule”.
●
In 2012, to continue to drive responsible sourcing programs forward, we co-founded a Smelter Incentive Program which helped pay for smelter audits, reducing the direct financial burden to smelters and refiners to help encourage their early participation.  In 2013, we also donated funds directly to the Conflict Free Sourcing Initiative to continue to fund smelter and refiner audits.

●	In 2012, we achieved our goal of manufacturing microprocessors with tantalum sourced from conflict free supply chains.
●	In 2013, we accomplished our goal of manufacturing microprocessors that are DRC conflict free.
●	In 2014, we are continuing our work to establish conflict free supply chains for these conflict minerals.

Conflict Minerals Sourcing Policy

Intel’s policy with respect to the sourcing of conflict minerals is as follows:

Conflict minerals originating from the DRC are sometimes mined and sold, “under the control of armed groups”, to “finance conflict characterized by extreme levels of violence”. Some of these minerals can make their way into the supply chains of the products used around the world, including those in the electronics industry. Intel’s suppliers acquire and use conflict minerals from multiple sources worldwide. As part of Intel’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Intel’s goal to use tantalum, tin, tungsten and gold in our products that do not directly or indirectly finance or benefit armed groups in the Covered Countries while continuing to support responsible mineral sourcing in the region.

Intel expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free.  Intel expects our suppliers to comply with the EICC Code of Conduct and conduct their business in alignment with Intel’s supply chain responsibility expectations.

In support of this policy, Intel will:
●
Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

●	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply chain are conflict free.
●	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.
●	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at www.intel.com/conflictfree.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Most of our hardware products, primarily microprocessors, chipsets and their packages, are manufactured in Intel’s own network of fabrication facilities (“fabs”).  Although many of our hardware products contain conflict minerals, Intel does not purchase ore or unrefined conflict minerals from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We purchase materials used in our products from a large network of suppliers; some of those materials contribute necessary conflict minerals to our products. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as “facilities”) are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores.  We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.  Intel is more knowledgeable about the source and chain of custody of the necessary conflict minerals contained in products we fully manufacture in our fabs as compared to products which we manufacture but which include ready-made component parts which we purchase, or products which we contract to manufacture with our direct suppliers.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                      Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Intel has concluded in good faith that during 2013,

a)	Intel has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products.
b)
Based on a reasonable country of origin inquiry (“RCOI”), Intel knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries.

Activities Prior to 2013

Our efforts to obtain information on the origin of the necessary conflict minerals began in 2009 when we first asked our suppliers to complete a survey on the origin of the conflict minerals supplied to Intel. Our initial survey results demonstrated significant variance in the amount of information suppliers knew about the origin of the minerals used in their supply chains. We determined that a validation process at the smelter and refiner level, where ore is refined , was the most effective method for obtaining country of origin information given that once a mineral is processed by such a facility, it is extremely difficult or impossible to know what country or mine the mineral originated from. We conducted our first on-site conflict minerals smelter review in 2009 and as of the date of this Form SD, we have visited over 85 smelters and refiners in 21 countries with the goal of collecting country of origin and chain of custody information regarding the necessary conflict minerals in our supply chain.

We have co-chaired the EICC and GeSI Extractives Working Group since 2008, which led to the creation of the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of which Intel is a member that has currently over 180 participating companies from seven different industries. We worked with the EICC and GeSI to develop the Conflict Minerals Reporting Template, a standardized reporting template to facilitate the transfer of information through the supply chain regarding mineral country of origin and identity of the smelters and refiners which processed the necessary conflict minerals contained in a registrant’s products. We also worked with these organizations to develop the Conflict-Free Smelter Program (“CFSP”), an audit program designed to validate smelters’ and refiners’ sourcing practices. Through the CFSP validation process, which is voluntary, an independent third party audits the procurement and processing activities of a smelter or refiner to determine if it showed sufficient documentation to demonstrate with reasonable confidence that the minerals the smelter or refiner processed originated from conflict free sources. CFSP compliant smelters and refiners receive a “conflict free” designation from CFSI. Lists of CFSP compliant smelters and refiners are available at the CFSI website at http://www.conflictfreesourcing.org/.

RCOI for 2013 Reporting Year

For 2013, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template. That supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Intel. We compared the smelters and refiners identified in the surveys against the lists of facilities which have received a “conflict free” designation by the CFSP or other independent third party audit program such as the London Bullion Market Association’s Responsible Gold Programme and the Responsible Jewellery Council’s Chain-of-Custody Certification program, which designations provide country of origin information on the conflict minerals sourced by such facilities. If a smelter or refiner in our supply chain was not listed as having received a “conflict free” designation, we proactively contacted such facility and requested country of origin information for the necessary conflict minerals that it processed.  We documented country of origin information for the smelters and refiners identified by the supply-chain survey as provided from multiple sources including the supply-chain survey, independent third party audit programs and directly from smelters and refiners that Intel contacted.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Below is a summary of the country of origin information collected as a result of our RCOI efforts.

Conflict Mineral	Countries of origin and other sources may include the following
Tantalum
Australia, Brazil, Burundi, Canada, China, DRC, Egypt, Estonia, Ethiopia, Germany, India, Japan, Kazakhstan, Malaysia, Mozambique, Niger, Nigeria, Russian Federation, Rwanda, South Africa, Thailand, United States, Zimbabwe and recycled or scrap sources

Tin	Australia, Belgium, Bolivia, Brazil, Canada, China, DRC, India, Indonesia, Japan, Malaysia, Mexico, Peru, Philippines, Russian Federation, Rwanda, Thailand, United States and recycled or scrap sources
Tungsten
Australia, Austria, Bolivia, Brazil, Burundi, Cambodia, Canada, China, Colombia, Germany, Indonesia, Japan, Mexico, Nigeria, Peru, Portugal, Russian Federation, Rwanda, South Africa, Spain, Thailand, United States, Vietnam and recycled or scrap sources

Gold
Argentina, Armenia, Australia, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia,
Ecuador, Egypt, Eritrea, Ethiopia, Fiji, Finland, Georgia, Germany, Ghana, Guatemala,
Honduras, Hong Kong, Indonesia, Japan, Kazakhstan, Republic of Korea, Lao People's Democratic Republic, Malaysia, Mali, Mexico, Mongolia, New Zealand, Nicaragua, Panama, Papua New Guinea, Peru, Philippines, Russian Federation, Saudi Arabia, Singapore, Solomon Islands, Somalia, South Africa, South Sudan, Suriname, Switzerland, Taiwan, United Republic of Tanzania, Thailand, Turkey, United Kingdom, United States, Uruguay, Uzbekistan, Venezuela and recycled or scrap sources

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.intc.com and www.intel.com/conflictfree as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

___________________

Intel, the Intel logo, and Ultrabook are trademarks of Intel Corporation in the U.S. and/or other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEL CORPORATION (Registrant)
By:	/s/ Brian M. Krzanich	May 22, 2014
	Brian M. Krzanich Chief Executive Officer	(Date)